

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2020

Ophir Sternberg
Chief Executive Officer
Opes Acquisition Corp.
4218 NE 2nd Avenue
Miami, FL 33137

Re: Opes Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 27, 2020
File No. 001-38417

Dear Mr. Sternberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRER14A filed on October 27, 2020

Exclusive Forum Selection, page 144

1. We note your statement at the bottom of page 144: "As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." Please revise the Amended and Restated Certificate of Incorporation to state the same, or tell us how you will make future investors aware of the provision's limited applicability (for example by including relevant disclosure in your future Exchange Act reports). Further, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If your exclusive forum provision applies to Securities Act claims, please revise your proxy disclosure to state the same and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to

actions arising under the Securities Act, please revise your disclosure to state the same. In either case, please revise the Amended and Restated Certificate of Incorporation to address the provision's applicability to claims under the Securities Act, or tell us how you will make future investors aware of the provision's limited applicability (for example by including relevant disclosure in your future Exchange Act reports). Finally, please revise your risk factor on page 34 to discuss the applicability of the provision to claims under the federal securities laws, further describe the risks to investors associated with such provision (including increased costs to bring a claim and the limitation of investors' ability to bring a claim in a judicial forum that they find favorable), and address any uncertainty about the provision's enforceability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services